255 Fiserv Drive Brookfield, WI 53045 262-879-5000 www.fiserv.com

June 8, 2009

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Craig Wilson

Re:	Fiserv, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed February 27, 2009

Form 10-Q for the Quarterly Period Ended March 31, 2009

File No. 000-14948

Dear Mr. Wilson:

The Staff provided comments by letter dated May 13, 2009 and June 4, 2009 regarding the above-referenced filings of Fiserv, Inc. For the Staff’s convenience in reviewing our response, the comment in the June 4, 2009 letter has been set forth below.

Form 10-K for the Fiscal Year Ended December 31, 2008

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 4. Dispositions, page 45

1.	Please confirm that you will revise your disclosures in future filings to include the information you provided in the second paragraph of your response to prior comment four as well as the fact that the monies directed to savings or time deposits are invested for your own benefit at your own risk.

Response:

We hereby confirm that, in future filings, we will include the information we provided in the second paragraph of our response to prior comment four as well as the fact that the monies directed to savings or time deposits are invested for our own benefit at our own risk.

* * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these responses to your comments or any other matter, please contact me at (262) 879-5517.

Very truly yours,

/s/ Charles W. Sprague
Charles W. Sprague
General Counsel

cc:	Joyce Sweeney

Mark Shannon

Foley & Lardner LLP

Benjamin F. Garmer, III

John K. Wilson

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